51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
July 6, 2022
Item 3   News Release
The news release dated July 6, 2022 was disseminated through Stockwatch and Market News.
Item 4   Summary of Material Change
The Company announced that it does not intend to proceed at this time with the second tranche of its non-brokered private placement (the “Offering”) as previously announced in its News Release of March 21, 2022, for the issuance of up to 8,333,333 units (each, a “Unit”) at a price of $0.18 per Unit for gross proceeds of up to $1,500,000.
On May 4, 2022, the Company closed a first tranche of the Offering pursuant to which it sold an aggregate of 4,218,470 Units for gross proceeds of $759,324.60. Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from the date of issuance.
The Company expects to make several key announcements over the next few weeks regarding its progress, plans and financing intentions
Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None

Item 8   Executive Officer
Contact:          Lee Buckler, CEO and President
Telephone:      604.248.8693
Item 9   Date of Report
July 6, 2022

2